UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-34084

POPULAR, INC. PUERTO RICO SAVINGS AND INVESTMENT PLAN

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

POPULAR, INC.

209 MUÑOZ RIVERA AVENUE

HATO REY, PUERTO RICO 00918

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. Puerto Rico Savings

and Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

Popular, Inc. Puerto Rico Savings and Investment Plan

Financial Statements and Supplemental Schedule

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Popular, Inc. Puerto Rico Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Popular, Inc. Puerto Rico Savings and Investment Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico

June 30, 2014

Popular, Inc. Puerto Rico Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets
Investments
Investments, at fair value	$204,043,728	$165,070,694

Total investments	204,043,728	165,070,694

Receivables
Employer contributions	99,779	—
Participant contributions	333,409	394,812
Notes receivable from participants	367,072	512,858
Dividends and interest	3,793	3,568
Receivable for investments sold	30,061	1,227

Total receivables	834,114	912,465
Interest bearing deposits	22,695,148	20,900,962

Cash and cash equivalents	39,469	75,258

Total assets	$227,612,459	$186,959,379

Liabilities
Accrued expenses	94,455	76,700
Participant refundable contributions	121,294	—
Payable for investments purchased	40,687	41,075

Total liabilities	256,436	117,775

Net assets available for benefits	$227,356,023	$186,841,604

The accompanying notes are an integral part of these financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2013

Additions to assets attributed to:
Investment income
Net appreciation in fair value of investments	$33,222,613
Interest and dividends	6,827,912

Total investment gain	40,050,525

Interest income on notes receivable from participants	15,258

Contributions
Employer	2,618,593
Participants (net of refundable contributions)	11,867,638
Rollovers from other qualified plans	226,014

Total contributions	14,712,245

Additions
Settlement Payments	1,372,246

Total additions	56,150,274

Deductions from assets attributed to:
Benefits and withdrawals paid to participants, including rollover distributions	15,485,744
Administrative expenses	150,111

Total deductions	15,635,855

Net increase	40,514,419
Net assets available for benefits
Beginning of year	186,841,604

End of year	$227,356,023

The accompanying notes are an integral part of these financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 1. Description of Plan

The following description of the Popular, Inc. Puerto Rico Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of its provisions.

Plan Description

The Plan is sponsored by Popular, Inc. (the “Corporation”). The Plan is a defined contribution plan covering substantially all employees of the Corporation and its affiliates (the “Companies”), who have one month of service, are at least eighteen years old and are residents of the Commonwealth of Puerto Rico. The Plan was established for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable income tax laws of the Commonwealth of Puerto Rico. The Plan provides the participants the ability to invest in mutual funds, interest bearing deposits, and common stock of the Corporation. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”).

Significant Transactions

Popular, Inc. Securities Litigation (Hoff Class Action Settlement Proceeds):

During 2013, the Plan implemented the settlement terms of the legal action known as Hoff v. Popular Inc., et al., Civil Action No. 3:09-cv-01428-GAG (Consolidated), in the United States District Court for the District of Puerto Rico. Said legal action had been filed on behalf of all purchasers of Popular, Inc. common stock between January 24, 2008 and February 19, 2009, inclusive (the “Class Period”), who suffered losses on those securities during the Class Period.

Fiduciary Counselors, Inc. served as independent fiduciary for the Plan in connection with the litigation. It filed a claim on behalf of the Plan, and it provided instructions to the Plan with regard to the implementation of the Court-approved Plan of Allocation of settlement proceeds.

As a result of the settlement, the Plan and the Popular, Inc. USA 401(K) Savings and Investment Plan were credited with amounts representing their respective shares of settlement proceeds in accordance with the claims submitted to the Class Administrator in the class action litigation. The amount of $1,372,246 was credited to the Plan and is reflected as a settlement payment on the statement of changes in net assets available for benefits.

Reverse stock split:

On May 29, 2012, the Corporation completed a 1-for-10 reverse split of its common stock, $0.01 par value per share. Pursuant to the reverse stock split, each ten shares of authorized and outstanding common stock were reclassified and combined into one new share of common stock. Therefore, the number of shares of common stock authorized under the Corporation’s Restated Certificate of Incorporation was reduced from 1,700,000,000 to 170,000,000 shares, without any change in par value per common share. The reverse split did not change the number of shares of the Corporation’s authorized preferred stock, which remains at 30,000,000.

All share and per share information presented in these financial statements has been adjusted to retroactively reflect the reverse stock split.

Contributions

At December 31, 2013, Plan participants could authorize the Corporation to make pre-tax deductions ranging from 1% to 70% and after-tax deductions ranging from 1% to 10% of their monthly compensation, as defined. At no time may participant’s pre-tax contributions exceed the PR-Code Section 1081.01 (d)(7)(A) established legal limit ($15,000 for 2013 and $13,000 for

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

2012). Employees are automatically enrolled in the Plan at the pre-tax contribution rate of 4% of annual compensation and may change their contribution rate at any time. Also the Plan permits catch-up contributions that are before tax contributions made in excess of the deferral limit by a participant who has reached age 50, limited for the calendar year ended on December 31, 2013 and 2012 to $1,500.

On April 1, 2013, the Corporation reinstated the employer matching contribution with the following formula: 50% of employee contributions up to a 4% of total compensation. Matching contributions are invested pursuant to each participant’s investment directions. Previously, matching contributions had been suspended since March 20, 2009.

In addition, the Corporation may make discretionary contributions to its own employees out of its net profits in such amounts as each subsidiary’s Board of Directors may determine. There were no profit sharing contributions for the years 2013 and 2012.

Participant Accounts

Each participant account is credited with its contribution and allocation of: (a) its own Corporation matching and profit sharing contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Companies’ matching and discretionary profit sharing contributions plus actual earnings thereon is based on years of service. These contributions and actual earnings thereon vest in accordance with the following schedule:

Years of Service	Vesting %
Less than 1	0
At least 1	20
At least 2	40
At least 3	60
At least 4	80
5 or more	100

Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan from after-tax contributions, subject to provisions in the Plan Document as amended. If a participant suffers financial hardship, as defined in the Plan Document, the participant may request a withdrawal from his/her pre-tax contributions. Upon termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum distribution in cash, recurring benefit payments, shares of Popular, Inc. common stock, if applicable, or a combination of elections. In the case of participant termination due to death, the entire vested amount is paid to the person or persons legally entitled thereto.

Notes Receivable from Participants

The Plan does not allow participants to take loans from their accounts. However, during 2006 the Plan was amended to allow active participants to take a one-time loan from the Plan collateralized by their account balances for the payment of the 5% tax on their Savings Plan account balance and Banco Popular de Puerto Rico Retirement Plan accrued benefits as provided by Act 87 of May 13, 2006. Subsequent to December 31, 2006, the Plan does not allow participants to take loans.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

As of December 31, 2013, notes receivable from participants amounted to $367,072 (2012 - $512,858) which is the unpaid principal balance of the loans issued during 2006, plus any accrued but unpaid interest.

Plan Expenses and Administration

The Plan is administered by the Popular, Inc. Benefits Committee which, in turn, may delegate certain administrative functions to other committees and/or officers of the Corporation. The named fiduciary of the Plan for purposes of investment-related matters is the Popular, Inc. Corporate Investment Committee. The total administrative expenses amounted to $150,111 for the year ended December 31, 2013.

The Plan’s Recordkeeper and Trustee is Banco Popular de Puerto Rico. Unless otherwise paid by the Corporation, expenses of the Plan are borne by the Plan.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts may first be used to pay administrative expenses, to reduce the earliest employer contributions made after the forfeitures are determined, or at the Corporation’s discretion, may be redistributed among participants after a five (5) year severance period. During the severance period, if the terminated participant is re-employed by the Corporation, the dollar value at the date of re-employment shall be restored to the participant’s account if the re-employed participant repays to the Plan an amount equal to the dollar value of his/her vested balance distributed upon termination.

During 2013, the Companies used forfeitures of $132,356 to pay administrative expenses.

Forfeited non-vested accounts amounted to $64,769 and $151,171 at December 31, 2013 and 2012, respectively.

Non-Participant Directed Investments

At December 31, 2013, there were no non-participant directed investments in the Plan.

Note 2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Plan in the preparation of the financial statements are summarized below:

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments are presented at fair value. Shares of registered investment companies are presented at quoted market prices which represent the net asset value of shares held by the Plan at the reporting date. Popular, Inc.’s common stock is presented at

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

the market price. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recorded under the accrual basis and credited to each participant’s account, as defined by the Plan Document. Realized gains and losses from security transactions are reported on the average cost basis.

The Plan determines the fair values of its investments based on the fair value framework established in the Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures”, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurements date. The standard describes three levels of inputs that may be used to measure fair value which are: (1) quoted market prices for identical assets or liabilities in active markets, (2) observable market-based inputs or unobservable inputs that are corroborated by market data, and (3) unobservable inputs that are not corroborated by market data. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Refer to Note 4 to these financial statements for the ASC 820 disclosures required as of December 31, 2013 and 2012.

Interest Bearing Deposits

Interest Bearing Deposits consist of all demand deposits and balances invested in short-term highly liquid investments with original maturities of 90 days or less. Interest Bearing Deposits includes revenue sharing dollars accumulated over the past years that the Corporation will use to allocate pro-rata among Plan’s participants on the last day of the Plan Year based on their year-end funds account balance. Revenue sharing dollars accumulated as of December 31, 2013 and 2012 were $281,327 and $795,996, respectively.

Cash and Cash Equivalents

Cash and Cash Equivalents consist of all non interest bearing demand deposits.

Contributions

Employee and employer matching contributions are recorded in the period in which the Companies make the payroll deductions.

Discretionary contributions are recorded in the period in which they are earned by the participant as determined by the Corporation’s Board of Directors.

Rollovers Distributions

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury.

Rollovers Contributions

Rollovers Contributions to the Plan consist of monies received by a Participant from another plan qualified under PR Code.

Payment of benefits

Benefits are recorded when paid.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

Recently Issued Accounting Standards

In July 2013, the Financial Accounting Standards Board issued ASU 2013-09 Deferral of the Effective Date of Certain Disclosures for Nonpublic Employee Benefit Plans in Update No. 2011-04 (“ASU 2013-09”). ASU 2013-09 defers indefinitely the effective date of certain required disclosures in Update 2011-04 of qualitative information about the significant unobservable inputs used in Level 3 investment fair value measurements. The Plan was not impacted by the adoption of this new guidance as it did not hold any Level 3 assets at December 31, 2013 and 2012.

Note 3. Plan Investments

The following table presents the Plan’s investments that represent five percent or more of the Plan’s net assets at December 31:

	2013		2012
	# of shares	Value	# of shares	Value
Mutual funds
Principal Lifetime 2020 A	823,135	$11,762,612	735,686	$9,343,215
Lord Abbett Value
Opportunities I	614,099	$12,920,650	566,235	$9,541,071
Manning & Napier Fund Pro
Blend Extended Term Class S	3,091,199	$54,034,171	3,204,388	$50,981,815

Common stock
Popular, Inc.	1,939,089	$55,710,032	2,046,162	$42,539,711

Other
BPPR Bank Deposit Open
Account	22,271,935	$22,271,935	19,995,651	$19,995,651

BPPR Bank Deposit Open Account (“BDOA”) is reclassified to interest bearing deposits as prescribed by GAAP. For ERISA purposes, this BDOA is considered as an investment.

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Popular, Inc. common stock	$16,451,717
Mutual funds	16,770,896

$33,222,613

Note 4. Fair Value Measurements

The Plan measures fair value as required by ASC 820, “Fair Value Measurements and Disclosures” which provides a framework for measuring fair value under accounting principles generally accepted in the United States. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs and valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Plan’s estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets that the Plan has the ability to access at the measurement date. Valuation on these instruments does not require a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

Level 2 – Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.

Level 3 – Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Plan’s own assumptions about assumptions that market participants would use in pricing the asset or liability.

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Cash & Cash Equivalents: The carrying amount of cash and cash equivalents are reasonable estimates of the fair value due to its short term maturity.

Interest Bearing Deposits: The carrying amount of interest bearing deposits are reasonable estimates of the fair value due to its short term maturity.

Equity Securities: Equity securities with quoted market prices obtained from an active exchange market are classified as Level 1.

Mutual Funds: Investments in mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end. These securities are classified as Level 2. Investments in mutual funds generally may be redeemed daily.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

The following tables set forth by level, within the fair value hierarchy, the Plan’s net assets at fair value as of December 31, 2013 and December 31, 2012.

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds
Large US Equity	$—	$22,478,187	$—	$22,478,187
Small/Mid US Equity	—	14,484,707	—	14,484,707
Fixed Income	—	8,616,515	—	8,616,515
Balanced/Asset Allocation	—	97,118,780	—	97,118,780
International Equity	—	5,635,507	—	5,635,507

Total Mutual Funds	—	148,333,696	—	148,333,696

Popular, Inc. Common Stock	55,710,032	—	—	55,710,032

Total assets at fair value	$55,710,032	$148,333,696	$—	$204,043,728

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual Funds
Large US Equity	$—	$14,723,127	$—	$14,723,127
Small/Mid US Equity	—	10,168,094	—	10,168,094
Fixed Income	—	7,450,381	—	7,450,381
Balanced/Asset Allocation	—	85,750,033	—	85,750,033
International Equity	—	4,439,348	—	4,439,348

Total Mutual Funds	—	122,530,983	—	122,530,983

Popular, Inc. Common Stock	42,539,711	—	—	42,539,711

Total assets at fair value	$42,539,711	$122,530,983	$—	$165,070,694

There were no transfers in and/or out of Level 3 for financial instruments measured at fair value on a recurring basis during the years ended December 31, 2013 and 2012. There were no transfers in and/or out of Level 1 and Level 2 during the years ended December 31, 2013 and 2012. If the Plan were to recognize transfers, it would do so at the end of the reporting period.

Note 5. Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the interest of each participant in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 6. Tax Status

The Plan is designed and intended to be qualified under Section 1165 of the Puerto Rico Internal Revenue Code of 1994, as amended (the (“1994 PR Code”), and Section 1081.01(a) of the Internal Revenue Code for a New Puerto Rico, Act No. 1 of January 31, 2011, as amended from time to time (the “2011 PR Code”). On April 16, 2010 the Plan received a favorable determination letter from the Puerto Rico Treasury Department (the “PR Treasury”) as to its qualified status under the 1994 PR Code.

The Plan filed for a favorable determination letter with the PR Treasury under the 2011 PR Code. No events have occurred with respect to the Plan that, in substantial likelihood, would result in the Plan being disqualified by the PR Treasury. The Plan is intended to be exempt from Puerto Rico income taxation pursuant to the provisions of Section 1165(a) of the 1994 PR Code and Section 1081.01(a) of the 2011 PR Code, and, pursuant to Section 1022(i)(1) of ERISA, for United States income tax purposes.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. The plan administrator believes there are no tax positions and has concluded that as of December 31, 2013 and 2012 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. At December 31, 2013, the years 2009 and thereafter remains subject to examination; however, there are currently no audits for any tax periods in progress.

Note 7. Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Note 8. Related-Party Transactions

At December 31, 2013 and 2012, the Plan held 1,939,089 and 2,046,162 common stock shares of Popular, Inc., with a quoted market value of $55,710,032 and $42,539,711, respectively. These transactions are permitted party-in-interest transactions under provisions of ERISA and the regulations promulgated thereunder.

As of December 31, 2013 and 2012, the Plan held a bank deposit open account with Banco Popular de Puerto Rico of $22,271,935 and $19,995,651, respectively. The Plan held a time deposit open account with Banco Popular de Puerto Rico ($432,213 in 2013 and $905,311 in 2012).

Included in the Plan assets are notes receivable from participants. At December 31, 2013 and 2012, notes receivable from participants amounted to $367,072 and $512,858, respectively. For the year ended December 31, 2013 interest income related to notes receivable from participants amounted to $15,258. These transactions qualify as party-in-interest transactions permitted under provisions of ERISA.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

Banco Popular de Puerto Rico, one of the companies covered by the Plan, is providing services as Trustee and Recordkeeper for the Plan. Fees paid by the Plan Sponsor for these services amounted to approximately $265,877 for the year ended December 31, 2013.

Note 9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$227,356,023	$186,841,604
Less: Amounts allocated to withdrawing participants	(8,116)	(102,771)

Net assets available for benefits per the Form 5500	$227,347,907	$186,738,833

The following is a reconciliation of benefits paid to participants per the financial statements for the period ended December 31, 2013 to Form 5500:

Benefits paid to participants per the financial statements	$15,485,744
Add: Amounts allocated to withdrawing participants at December 31, 2013	8,116
Less: Amounts allocated to withdrawing participants at December 31, 2012	(102,771)

Benefits paid to participants per Form 5500	$15,391,089

For purposes of Form 5500, interest-bearing cash equivalents are classified as Plan investments. The amount of interest-bearing cash equivalents classified as investment on the Form 5500 was $22,695,148 and $20,900,962 as of December 31, 2013 and 2012, respectively.

Note 10. Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued.

Popular, Inc. Puerto Rico Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets

December 31, 2013

Supplemental Schedule

Exhibit I

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	American Funds Amcap R5	Mutual Fund 137,977 shares	**	$3,794,383
	Franklin US Government Secs Adv	Mutual Fund 225,861 shares	**	1,461,325
	Lord Abbett Value Opportunities I	Mutual Fund 614,099 shares	**	12,920,650
	Manning & Napier Fund Pro Blend Extended Term Class S	Mutual Fund 3,091,199 shares	**	54,034,171
	MFS Research International A	Mutual Fund 315,184 shares	**	5,635,507
	MFS Value R4	Mutual Fund 229,743 shares	**	7,627,469
	Pimco Total Return Admin	Mutual Fund 669,334 shares	**	7,155,190
	Principal Lifetime 2010 A	Mutual Fund 572,976 shares	**	7,551,834
	Principal Lifetime 2020 A	Mutual Fund 823,135 shares	**	11,762,612
	Principal Lifetime 2030 A	Mutual Fund 510,487 shares	**	7,396,969
	Principal Lifetime 2040 A	Mutual Fund 472,707 shares	**	6,953,528
	Principal Lifetime 2050 A	Mutual Fund 283,279 shares	**	4,113,217
	Principal Lifetime Strategic Inc A	Mutual Fund 449,699 shares	**	5,306,449
	Prudential Jennison Small Company A	Mutual Fund 57,165 shares	**	1,564,056
	Vanguard Institutional Index Instl	Mutual Fund 65,313 shares	**	11,056,336

	Total Mutual Funds		**	148,333,696

*	BPPR Bank Deposit Open Account	Time Deposit Variable	**	22,271,935
*	BPPR Time Deposit Open Account	Time Deposit Variable	**	423,213

	Total Interest Bearing Deposits			22,695,148

*	Cash and Cash Equivalents			39,469

*	Popular, Inc.	Common Stock 1,939,089 shares	**	55,710,032

*	Participant loans	Participant loans with maturities ranging from 01/01/2014 to 12/31/2016 and interest rate of 5%	**	367,072

				$227,145,417

*	Party in-interest
**	Cost is not required to be presented for participant directed investments

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. PUERTO RICO SAVINGS & INVESTMENT PLAN
(Registrant)

Date: June 30, 2014	By:	/s/ Eduardo J. Negrón
Eduardo J. Negrón
Chairperson
Popular, Inc. Benefits Committee
(Plan Administrator)